SUB-ITEM 77 M:  MERGERS

Pursuant to the Securities Act of 1933, as amended, and the General
Rules and Regulations thereunder, a Registration
Statement on Form N-
14, SEC File No. 333-113567, was filed on March 12,
2004 and amended on
May 14, 2004. This filing relates to an Agreement and Plan of
Reorganization whereby Federated Short Term Income Fund
(Surviving
Fund), a portfolio of Federated Income Securities Trust, acquired all of the assets of Federated Limited Term Fund, a portfolio of Federated
Fixed Income Series, Inc. and Federated Limited Duration Fund, a portfolio of Federated Total Return Series, Inc. (Acquired Funds), in exchange for shares of the Surviving Fund. Shares of the Surviving Fund were distributed on a pro rata basis to the shareholders of the Acquired Funds in complete liquidation and termination of the Acquired
Funds. As a result, effective August 27, 2004, each shareholder of the
Acquired Funds became the owner of Surviving Fund shares having a total net asset value equal to the total net asset value of his or her holdings in the Acquired Funds.

The Agreement and Plan of Reorganization providing for the transfer of the assets of the Acquired Funds to the Surviving Fund was approved by the Board of Trustees at their Regular Meeting held on November 13, 2003 and was also approved by the Acquired Funds shareholders at a Special Meeting held on August 27, 2004.

The Agreement and Plan of Reorganization for this merger is hereby incorporated by reference from the definitive Prospectus/Proxy
Statement filed with the SEC on July 29, 2004.